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SEC FILE NUMBER 000-53994
CUSIP NUMBER 50247T 10 4

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check one):	☑ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-CEN	☐ Form N-CSR

For Period Ended: May 31, 2022

☐	Transition Report on Form 10-K

☐	Transition Report on Form 20-F

☐	Transition Report on Form 11-K

☐	Transition Report on Form 10-Q

☐	For the Transition Period Ended: ________________________________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

PART I — REGISTRANT INFORMATION

LZG International, Inc.

Full Name of Registrant

54 West 40th Street, Suite 1123

Address of Principal Executive Office (Street and Number)

New York, NY, 10018

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☑	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

The registrant is unable to file, without unreasonable effort and expense, its Form 10-K annual report for the year ended May 31, 2022, in a timely manner. The registrant experienced unexpected delays in compiling and analyzing supporting documentation related to the accounting for its acquisition activities during the applicable period, and thus will require additional time to complete the Form 10-K and in order to permit the Company's independent registered public accounting firm to complete its audit. The registrant will file the Form 10-K as soon as practical and within the time period provided by Rule 12b-25 for delayed filings.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Peter B. Ritz	917	310-3978
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). Yes ☑ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☐ No ☑

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

LZG INTERNATIONAL, INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 29, 2022	By:	/s/ Peter B. Ritz
Peter B. Ritz
Chief Executive Officer
(Principal Executive Officer)

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